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                         March 4, 2024

       Matthew Lang
       Chief Business Officer
       Lyell Immunopharma, Inc.
       201 Haskins Way
       South San Francisco, California 94080

                                                        Re: Lyell Immunopharma,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 29,
2024
                                                            File No. 333-277495

       Dear Matthew Lang:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tamika
Sheppard at 202-551-8346 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Kenneth Guernsey